Filed Pursuant To Rule 433

Registration No. 333-254134

January 17, 2024

Office Hours Worksheet

Course Title (also used to market the event): Bitcoin has Entered its Next Evolution in the ETF Structure

Course Description: On January 11th, 2024, history was made in that spot bitcoin ETFs began to trade for the first time ever within the US market. This could mark the next evolution in the growth and adoption of bitcoin as a crypto currency. In our view, it allows for a wide base of potential investors to participate within this exciting space.

On this webinar, you will hear from WisdomTree’s Jeremy Schwartz (Global Chief Investment Officer) and Chris Gannatti (Global Head of Research) who will examine this historic event, as well as what it could mean for the future of bitcoin’s journey.

Learning Objectives: We will want to discuss: 1) What happened on January 11th and how this was really historic within the ETF industry 2) Where we find ourselves on the journey of bitcoin’s evolution and adoption and what sign post this really marks 3) Some commonly covered ‘due diligence’ types of questions.

Polling Questions
1). Question 1: Do you have exposure to bitcoin? A) Yes, but it is in a dedicated wallet that I set up B) Yes, and it is not the only cryptocurrency that I hold in a dedicated walled C) No, but I was waiting for an ETF vehicle like this D) No, and I don’t believe in exposure to cryptocurrency

2). Question 2: What do you like about bitcoin as an asset class? A) I like the decentralized nature and story of how it was created after the financial crisis when the idea of ‘too big to fail’ entered the lexicon B) I like the tightly controlled supply, similar to gold, that can possibly mitigate inflation risk C) It is a newer asset that has lower correlation to traditional asset classes—I care only that it may help my risk/return D) I don’t like bitcoin as an asset class for my portfolio

3). Question 3: What do you think is the most important event, that we know about, for bitcoin’s price trajectory in 2024? A) The Halving, which is expected to occur in the April/May 2024 time frame, where the block reward to miners is cut in half for the fourth time in bitcoin’s history B) The launch of spot bitcoin exchange traded funds that we have already seen C) More countries taking steps similar to Argentina and El Salvador that seek to legitimize bitcoin as a currency D) Various elections and government shutdown/dispute situations cause people to have less and less confidence in fiat currencies

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The WisdomTree Bitcoin Fund has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the WisdomTree Bitcoin Fund has filed with the SEC for more complete information about the WisdomTree Bitcoin Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by visiting the fund detail page. Alternatively, the WisdomTree Bitcoin Fund will arrange to send you the prospectus if you request it by calling toll free at 1-866-909-9473.